SCHEDULE A
Dated October 24, 2017
to
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
Between
ULTIMUS MANAGERS TRUST
And
WAYCROSS PARTNERS, LLC
Dated February 2, 2017

Fund Name	Maximum Operating Expense Limit*	Expiration Date
Navian Waycross Long/Short Fund	1.99%	June 30, 2019

*
Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, costs to organize the Fund, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

In Witness Whereof, the parties hereto have executed this Schedule as of the date first above written.

Ultimus Managers Trust		Waycross Partners, LLC
By:	/s/ David R. Carson	By:	/s/ Benjamin H. Thomas
Name:	David R. Carson	Name:	Benjamin H. Thomas
Title:	President	Title:	Managing Partner